Exhibit 4.10

Summary of Syndicate Loan Agreement dated August 7, 2013, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Development Bank, China Construction Bank and Bank of Shanghai.

On August 7, 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a seven-year loan agreement with an aggregate principal amount of US$470 million with a syndicate financial institutions based in the PRC including Bank of China, The Export-Import Bank of China, China Development Bank, China Construction Bank and Bank of Shanghai.

The draw-down period under the loan is one year. The loan is repayable in eleven semi-annual installments beginning in August 2015. The Registrant has guaranteed SMIC Shanghai’s obligations under the loan, which is also secured by the manufacturing equipment located in the SMIC Shanghai 12-inch fabs and buildings of SMIC Shanghai.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.    (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.    (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.    (Total Equity - Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.